July 10, 2024

Chan Chun Sing
Chief Executive Officer
Click Holdings Ltd.
Unit 709, 7/F., Ocean Centre
5 Canton Road
Tsim Sha Tsui, Kowloon, Hong Kong

       Re: Click Holdings Ltd.
           Registration Statement on Form F-1
           Filed June 27, 2024
           File No. 333-280522
Dear Chan Chun Sing:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed June 27, 2024
Capitalization, page 46

1. Please tell us how you gave effect to the issuance and sale of 400,000 shares in private placement subsequent to December 31, 2023 in the pro forma and pro forma as adjusted columns.
Dilution, page 47

2. Please tell us how you reflected the issuance of 400,000 new ordinary shares for $512,821 on February 7, 2024 in your dilution disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 10, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Valeria Franks at 202-551-7705 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact
Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Hilda Chan